File No. 70-9021


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                _________________________________

                         AMENDMENT NO. 3
                               TO
                            FORM U-1
               __________________________________

                   APPLICATION OR DECLARATION
                            under the
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

        John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)

                Jeffrey D. Cross, General Counsel
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



     American Electric Power Company, Inc., a registered holding company under the Public Utility Holding Company Act of 1935, as amended, and its subsidiary, AEP Resources, Inc., hereby amend and restate their Application or Declaration on Form U-1 in File No. 70-9021 as follows:
"ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION
     American Electric Power Company, Inc. ('American'), a holding company registered under the Public Utility Holding Company Act of 1935 ('1935 Act'), and AEP Resources, Inc. ('Resources'), a wholly-owned nonutility subsidiary of American, request that the Commission authorize American to use the net proceeds of currently authorized financings and issue Guarantees (as defined herein) in an aggregate amount at any one time outstanding which, when added to American's direct and indirect aggregate investment in all Exempt Projects (as defined herein), would not at any time exceed American's consolidated retained earnings. American and all of its subsidiariesFN1 are collectively referred to herein as the 'American System' and American and Resources are sometimes collectively referred to herein as the 'Applicants'.
FN1 Appalachian Power Company ('APCo'), Columbus Southern Power Company ('CSPCo'), Kentucky Power Company ('KPCo'), Kingsport Power Company ('KgpCo'), Indiana Michigan Power Company ('I&M'), Ohio Power Company ('OPCo') and Wheeling Power Company ('WPCo'), electric utility subsidiaries of American (sometimes collectively referred to herein as 'Operating Companies'). American is primarily engaged, through the Operating Companies, in the generation, transmission and distribution of electric energy. The Operating Companies operate an integrated public utility system that provides service in Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia.


     A.   History and Nature of Request
     Since 1989, American, directly or indirectly through Resources, has engaged in preliminary development activities related to qualifying cogeneration facilities and qualifying small power production facilities (collectively, 'QFs'), as defined under the Public Utility Regulatory Policies Act of 1978, as amended, and the rules thereunder. Since 1994, American, directly or indirectly through Resources, has engaged in preliminary development activities related to exempt wholesale generators ('EWGs'), as defined in Section 32(a) of the 1935 Act, foreign utility companies ('FUCOs'), as defined in Section 33(a) of the 1935 Act,FN2 and other independent power projects which constitute a part of American's integrated electric utility system within the meaning of
Section 2(a)(29)(A) of the 1935 Act.
FN2 EWGs and FUCOs are sometimes referred to herein collectively as 'Exempt Projects').


     American is presently authorized under the terms of orders and supplemental orders issued under File No. 70-7622 and File No. 70-8429 (collectively, the 'Financing Orders') to finance the above operations of American and Resources and their respective subsidiaries by issuing and selling debt and equity securities and by issuing guarantees of the obligations of certain subsidiaries. American's and Resources' authorizations under the Financing Orders may be summarized as follows:
          (1)  File No. 70-7622
          Pursuant to an order of the Commission dated June 6, 1989 (HCAR No. 24898) and supplemental orders dated October 8, 1993 (HCAR No. 25905) and February 4, 1994 (HCAR No. 25984) with respect to File No. 70-7622, (i) American obtained authorization to invest in Resources up to $7.5 million per year through December 31, 1996 for preliminary development activities related to QFs, EWGs, FUCOs and other power projects and to issue guarantees and assume liabilities of Resources in connection with such development activities, and (ii) Resources obtained authorization to engage in such preliminary development activities, including the investigation of sites, preliminary engineering and licensing activities, acquiring options and rights, contract drafting and negotiation, preparation of proposals and other necessary activities to identify and analyze feasible investment opportunities and to initiate commercialization of a project and to obtain debt financing from unaffiliated third parties. Pursuant to these Orders, American also obtained authorization to make investments in Resources by acquisition of Resources' common stock, capital contributions, open account advances and/or subordinated loans, and to guarantee any debt financing of Resources.
          (2)  File No. 70-8429
          Pursuant to an order of the Commission dated December 22, 1994 (HCAR No. 26200), American and Resources obtained authorization (i) to issue and sell from time to time up to $300 million in debt and/or equity securities through June 30, 1997 to invest in Exempt Projects; (ii) to acquire the securities of one or more companies ('Project Parents') that will directly or indirectly own and hold the securities of one or more Exempt Projects; (iii) for American to guarantee the debt securities and other commitments of Resources; (iv) for American and Resources to guarantee the securities of one or more Project Parents or Exempt Projects; and
(v) for Project Parents to guarantee the securities of their Exempt Projects, in an aggregate amount which together with the securities issued will not exceed $300 million.
          Pursuant to an order of the Commission dated May 10, 1996 (HCAR No. 26516), American and Resources obtained authorization, among other things, (i) to invest in Exempt Projects in an amount up to 50% of American's consolidated retained earnings as determined in accordance with Rule 53(a)(1)(ii) under the 1935 Act for such investments for which there is recourse to American; (ii) to extend through December 31, 2000 the authority granted in the December 22, 1994 Order authorizing (a) the issue and sale of debt and equity securities, (b) the acquisition by Resources and the Project Parents of securities of new Project Parents, and (c) American, Resources and the Project Parents to guarantee securities ('Guarantees'); and (iii) for American to issue and sell up to ten million additional shares of its authorized but unissued common stock or treasury shares.
     B.   Exempt Projects Presently Owned or Under Investigation by
          American
     American's consolidated retained earnings (as defined under Rule 53(a) of the 1935 Act) as of September 30, 1997 were approximately $1.591 billion and, accordingly, its Investment Limit was about $795 million. As of December 31, 1997, American had invested $363 million in Yorkshire Electricity Group plc. In addition, it has $110 million designated for Nanyang General Light Electric Co., Ltd., of which approximately $42 million was invested as of December 31, 1997. Yorkshire Electricity Group plc and Nanyang General Light Electric Co., Ltd. are both FUCOs; at present, American has no investments in EWGs or QFs. American is considering further investment opportunities, some of which would require an 'investment' in excess of the approximately $322 million of undesignated Investment Limit.
     As of December 31, 1997, American's aggregate investments in Exempt Projects were approximately $405 million, which comprised its investment in the two FUCOs, Yorkshire Electricity Group plc and Nanyang General Light Electric Co. In addition, on February 6, 1998, American agreed to acquire a 20% equity interest in Pacific Hydro Limited ('Pacific Hydro') for approximately $10 million. Pacific Hydro is a FUCO. At present, American has no investments in EWGs and QFs. American's investment of $405 million as of December 31, 1997 (and the $10 million commitment for Pacific Hydro for a total of $415 million) represents approximately 26.1% of its consolidated retained earnings as of September 30, 1997 (approximately $1.591 billion). The authorization sought in this File would allow the financing of investments in additional Exempt Projects of approximately $1.186 billion.
          (1)  Yorkshire Electricity Group plc
          On February 24, 1997 American and Public Service Company of Colorado ('PSCo'), indirectly through Yorkshire Holdings plc ('Yorkshire Holdings'), announced their intention to commence an offer in the United Kingdom to acquire all of the outstanding share capital of Yorkshire Electricity Group plc ('Yorkshire Electricity') for an aggregate purchase price of approximately $2.4 billion. Yorkshire Electricity serves approximately 2.1 million customers in England. Yorkshire Electricity's distribution territory covers approximately 4,180 square miles of northeast England. It was one of the 12 regional electricity companies created in 1990 by the British government as part of the privatization of the electric utility industry in England and Wales. Yorkshire Electricity is primarily a distribution and supply company, purchasing most of its electricity requirements from third-party generators.
          The purchase price for the outstanding shares of Yorkshire Electricity was financed by loans made by Yorkshire Holdings' sole shareholder, Yorkshire Power Group Limited ('YPG'), a company organized under the laws of the United Kingdom. YPG financed its loans to Yorkshire Holdings by borrowing approximately 1 billion UK pounds (US $1.5 billion) through a term loan and revolving facility and by equity contributions from its shareholders, Resources and New Century International, Inc. The loan facility is neither guaranteed by, nor otherwise provides for recourse to, American, Resources or any of American's operating utility subsidiaries. YPG's success in obtaining non-recourse financing for its investment in Yorkshire Electricity indicates that the market assesses the overall quality of that investment favorably.
          Resources invested 220 million UK pounds (US $357 million) for 50% of the equity of YPG. Resources funded its investment with a $50 million cash investment from American, $7 million of short term borrowing and a $300 million adjustable rate term loan under a revolving credit agreement with Bank of New York as agent. Resources' borrowings are guaranteed by American. American's cash investment was funded by proceeds of the sale of its Common Stock under its dividend reinvestment and savings plans. As of December 31, 1997, American's 'aggregate investment' (as defined under Rule 53(a) of the 1935 Act) in Yorkshire Electricity was $363 million.
          With the exception of the loss associated with the windfall profit tax discussed below, Yorkshire Electricity has made, and American anticipates that Yorkshire Electricity will continue to make, a contribution to American's earnings per share. In addition to providing American with a relatively stable source of income in the future, the acquisition of Yorkshire Electricity will enable the grouping of all three companies to:
*    add to the established achievements of Yorkshire
     Electricity's management team. Yorkshire Holdings believes that there are further opportunities in the United Kingdom electricity market which it can assist Yorkshire Electricity in pursuing;
* promote further competition in each of the companies' markets to the benefit of customers;
* share effective best practice initiatives between the three companies across the areas of customer service, cost-to-customer, operational and financial disciplines;
* add proven expertise from American and PSCo in trading, generation, transmission and gas marketing; and
* bring the financial resources and technical marketing awareness of American and PSCo to bear on Yorkshire Electricity's approach to the deregulation of the United Kingdom supply market post-1998.
          Prior to the announcement of the intention of Yorkshire Holdings to offer to acquire the outstanding shares of Yorkshire Electricity, Standard & Poor's and Moody's Investors Service rated the senior unsecured debt of Yorkshire Electricity AA and Aa3, respectively. After the announcement of the takeover bid, both rating agencies placed these ratings on review for possible downgrade. On October 1, 1997, Standard & Poor's issued revised ratings for Yorkshire Electricity of BBB+ and on October 6, 1997, Moody's issued revised ratings for Yorkshire Electricity of Baa1. Standard & Poor's indicated that the downgrade reflected the impact of higher financial leverage on Yorkshire Electricity's future debt-servicing capacity.FN3 See Exhibits C-1 and C-2.
FN3 Although the higher financial leverage resulted in reduction in the ratings of Yorkshire Electricity, it benefits American and the Operating Companies because the leverage is non-recourse debt. See the discussion below in paragraph C(2)(d) of Item 1.


          The acquisition of other United Kingdom regional electricity companies also resulted in reductions of ratings of senior debt as a result of higher financial leverage. For example, prior to being acquired by Entergy Corporation, the ratings of London Electricity were Aa1 and AA+ by Moody's and Standard & Poor's, respectively. When the acquisition was announced in 1996, both agencies placed the ratings on review for possible downgrade. In October, 1997, Moody's and Standard & Poor's issued revised ratings of Baa2 and BBB-, respectively. Similarly, the Aa3 and AA ratings of East Midlands Electricity were reduced to A3 and A-, by Moody's and Standard & Poor's, respectively, after being acquired by Dominion Resources, and the AA+ Standard & Poor's rating for SEEBOARD was reduced to A- after being acquired by Central and South West Corporation. Exhibit C-3 sets forth the current ratings of United Kingdom regional electric companies.
          (2)  Nanyang General Light Electric Co., Ltd.
          On September 22, 1996, AEP Pushan Power LDC ('AEPP'), a special purpose subsidiary of Resources (formed as a Project Parent under the laws of the Cayman Islands), signed a joint venture agreement together with two local Chinese partners in connection with the formation of the Nanyang General Light Electric Co., Ltd. ('Nanyang'), a cooperative joint venture company formed under the laws of the People's Republic of China.
          Nanyang was established to own, construct, finance and operate a coal-fired electric generating station in Nanyang, Henan Province China, with two units of 125 megawatts each ('Nanyang Project'). On November 4, 1996, Nanyang was granted its business license and its initial Board of Directors meeting was held on November 13-14, 1996. AEPP owns 70% of Nanyang, and special purpose financing companies established by the Henan Electric Power Company ('Henan Electric') and the City of Nanyang, respectively, each own 15%. Under the joint venture agreement, AEPP's total commitment in U.S. Dollars will not exceed $110 million. It is anticipated that this commitment will take the form of approximately $40 million as a direct equity investment, and approximately $70 million in the form of a shareholder loan provided from Resources. As of December 31, 1997, $14 million and $28 million of equity and debt, respectively, had been provided and American's 'aggregate investment' (as defined in Rule 53(a) of the 1935 Act) in Nanyang was $42 million.
          Henan Electric will construct the Nanyang Project under an engineering, construction and procurement contract, will operate the Nanyang Project under an operating and maintenance contract and will purchase the electric output from the Nanyang Project under a 20 year power purchase contract. These contracts were executed between Nanyang and Henan Electric on November 14, 1996. Unit 1 of the Nanyang Project is expected to be operational by June 1999 with Unit 2 following 5 months later.
          (3)  Additional Investments in Exempt Projects
          Although American is considering further investments in Exempt Projects, its ability to invest in, or begin development of, additional projects is restricted by the approximately $326 million that it has available. Projects under consideration include generation opportunities in Europe, China, Central Asia and the United States as well as privatizations of electric utilities in Australia and Brazil.
     C. Risk Profile of American's Investments in Exempt Projects Investments in independent power production facilities and foreign utility systems involve a variety of risks that are not necessarily present in the traditional, regulated, electric utility industry. The Applicants have established comprehensive procedures to identify and address (i.e., limit and/or mitigate) these risks.
          (1)  The Project Review Process
          Every potential project investment opportunity developed by Resources is subjected to a series of formal reviews to ensure the project's soundness. The process begins with a consideration of Resources' strategic plans which survey independent power opportunities domestically and throughout the world and provide a variety of tools to assist in the evaluation of risks. These plans, which are updated periodically, lead to the identification of projects and countries where Resources intends to pursue project development efforts. The plans also lead to the development of budgeted levels of expenditure on foreign development activities. This careful planning and budgeting process helps to mitigate an important risk of the independent power business: the expenditure of development funds without a realistic expectation of success in terms of both making investments in projects and in obtaining appropriate levels of non-recourse financing on commercially reasonable terms.
          Before American makes any investment in a foreign country, an analysis of that opportunity, including the specific country risk, is presented first to the executive management group at Resources, then to the board of directors of Resources, the Finance Committee of American's board of directors, and finally to American's board of directors. The analysis includes a review of the political and economic stability of the particular country, the government's commitment to private power, the legal and regulatory framework for private investment in electricity facilities, the local business support for long-term investment of private capital, the economic viability of the project, the technology and fuel supply, the environmental impact, the currency conversion and repatriation and the potential for future partial sales of the investment interest to other investors. The board of directors of both American and Resources must approve investments in any foreign country.
          Once development of a project is undertaken, milestones are established to ensure that continuing expenditures on development are producing acceptable results. In addition, project teams are required to identify the major technical, financial, commercial and legal risks associated with their particular project and whether and how those risks have been mitigated. The members of the project team are responsible for the due diligence investigation of those risks that have been identified and must present their findings to an officer of Resources with functional oversight over the relevant risk factor subject matter.
          Finally, every project is subjected to increasing levels of management review. Depending on the amount of American's projected financial exposure to a particular project, the proposed investment must be approved successively by the entire executive management group of Resources, the board of directors of Resources, the Finance Committee of American's board of directors, and the board of directors of American.
          Significantly, the final project review process, in most cases, is to a large extent replicated by the lenders who agree to provide construction or permanent debt financing on a non-recourse basis, since repayment of that debt will depend solely upon the success of the project. Project debt maturities are frequently long-term (e.g., 15 or more years), meaning that the lenders' exposure to the risks of a project extends for many years after closing or completion of construction. Project debt documents customarily require the establishment of plant overhaul or utility system maintenance, debt service and other funded reserves, all of which are designed to preserve the asset and protect the financial performance of the project against interruptions in revenues and other contingencies. AEP Resources' success in arranging appropriate levels of non-recourse financing for its investment in Yorkshire Electricity in effect serves as a validation of the project review process described above.
          (2) Risk Mitigation of Independent Power Projects and Foreign Utility Investments
          Resources carefully evaluates the potential risks of an independent power project or foreign utility system before American's funds are committed.
               (a) Operating risks. Resources has focused its project development efforts on projects using fuel technologies with which the American System has existing competencies in generation, transmission and distribution. Due diligence of operating assumptions is carried out by Resources' engineers with experience in the technology being evaluated and by outside technical consultants. The risk of changes in the price of fuel is typically passed through to the purchaser of electricity under the negotiated terms of a long-term power sales agreement. Other operating risks can be covered by equipment warranties and by casualty, business interruption and other forms of insurance. If Resources or one of its affiliates is responsible for the operations of an Exempt Project, the operating risk will be further reduced.
               (b) Construction risks. Construction risks are commonly addressed under fixed-price contracts with milestones and performance guarantees (e.g., guaranteed heat rates, availability factors), backed by appropriate levels of liquidated damages. The creditworthiness and 'track record' of the construction contractor is a very important consideration in this regard. In those cases where Resources or its respective affiliate serves as its own general construction contractor, it looks to pre-negotiated cost and damage provisions from sub-contractors, including, without limitation, equipment vendors, to protect against performance shortfalls, cost overruns and schedule delays.
               (c) Commercial risks. Many independent power projects rely on the 'off-take' commitment of a single power purchaser, normally the local utility company, to eliminate all or most of the risk of variation in revenues. In such cases, Resources makes an assessment of the creditworthiness of the power purchaser over the life of the project and/or seeks to have a contingency plan in the event of off-take defaults.
               In competitive power markets outside the United States, long-term off-take contracts are not always available and electricity prices may be determined by supply and demand. Resources conducts extensive investigations of the electricity markets in these environments to ensure the viability of long-term demand. Resources seeks projects that will be capable of producing electricity at or below long-run marginal costs in the region, thus providing that the project will be a competitive supplier.
               (d) Financial risks. Resources addresses the financial risks of its projects in a variety of ways. First and foremost, Resources seeks to secure the maximum amount of permanent debt financing for such projects that is available at reasonable cost and that is, by its express terms, non-recourse to American or any associate company (other than the Exempt Projects or Project Parents). This means that the non-recourse debt of each project or foreign utility system is secured solely by its assets and revenues, and creditors have no ability to seek repayment upon default from American. This method of financing ensures that American's exposure to any independent power project is limited to the amount of its equity commitment and that the Operating Companies and their customers bear no risk of a project's failure or financial distress. From time to time, American may agree to provide Guarantees in connection with Exempt Project financings, but these financial supports will be carefully monitored and treated as a part of American's equity commitment for regulatory reporting purposes. To date, American has not issued any such Guarantee with respect to an investment in an Exempt Project.
               In addition to the non-recourse nature of most project debt financing, project debt is carefully structured to meet, or match, the characteristics of the particular project. For example, when the value of a project depends on a long-term, fixed-price, off-take contract (i.e., a power purchase contract), the project debt is often designed to be of a similar term, with scheduled debt payments covered by fixed charges (usually the capacity payment component in the contract). On the other hand, where there is no long-term, fixed source of revenue, the percentage of non-recourse debt financing should be smaller, so that financial risk is not increased by excessive debt levels. Thus, while Resources' projects with long-term off-take contracts may have debt capitalization levels in the 70% to 80% range, Resources' other projects are anticipated to be leveraged at levels similar to those of United States regulated utilities, in the 50% to 60% range.
               Another financing risk is the potential variability of interest rates. This risk is addressed, in part, by borrowing, to the extent possible, on a long-term, fixed-rate basis. After contractual terms for a project have been agreed to but before financial closing, Resources is also exposed to interest rate variability. This risk can be (and will be, upon approval of the Treasurer of Resources, as described in the next sentence) mitigated by purchasing financial instruments which provide hedges against interest rate volatility. The Treasurer and the financial staff of Resources are responsible for reviewing, analyzing and comparing the costs of such financial instruments and the perceived interest rate risk, for approving the purchase of such financial instruments when the cost of the perceived risk exceeds the costs associated with the financial instrument and for monitoring the use of these instruments to ensure they are used properly.
               As of September 30, 1997, the aggregate amount of nonrecourse debt applicable to Exempt Projects owned directly or indirectly by American was approximately $2.27 billion, of which approximately $1.135 billion is related to American's proportionate ownership interests in these Exempt Projects.
               (e) Foreign currency exchange risk. There are several ways in which Resources may address the foreign currency exchange risk element, depending on the status of the host country. In countries which do not have a history of stability in the management of their exchange policy, part or all of the revenue from a project may be payable in or indexed to hard currency (almost invariably U.S. dollars), as is presently the case with the Nanyang Project. Back-up guarantees or other undertakings by the central government may be available to ensure that the U.S. dollar payments due under an off-take contract are actually made available by the central bank or ministry of finance.
               In other cases (Yorkshire Holdings for example), the non-recourse project debt is borrowed in the same currency as the project's revenues, thereby ensuring a match between debt service obligations and operating income. In more developed countries, long-term currency swaps are available to provide further hedging for the equity component of the investment.
               (f) Legal risks. Legal risks are addressed by careful review of any investment by legal counsel, including local and international counsel where foreign projects are concerned. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property and the obligations inherent in the financing arrangements.
               In addition to the specific risks mentioned above, investment outside the United States can entail country-specific risks related to political or economic performance. As indicated above, Resources evaluates country risk at the outset of any project development effort and attempts to mitigate this risk through a number of measures. Most important, the country review process described above ensures that the political and economic stability of any country has been reviewed at several levels up to and including American's board of directors before any investment occurs. The country analysis also focuses specifically on the country's electric sector and on the government's support for private ownership in that sector.
               At the outset of development work in a foreign country, Resources seeks local partners who are experienced in doing business in the host country. Local partners are a very important element in reducing the risk of future expropriation or unfair regulatory treatment. Another mitigating factor is the participation of official or multilateral agencies in a project. When funds for the project are supplied by government-sponsored export credit agencies or other governments or institutions such as the World Bank through its International Finance Corporation affiliate, the host country has strong incentives not to take actions which would harm a project's viability.
               Most political risk can be addressed through political risk insurance obtained from the Overseas Private Investment Corporation, a United States agency, or the Multilateral Investment Guaranty Agency, a World Bank affiliate, or in the commercial insurance market. Political risk insurance is available to insure the project debt or the return of an investor's equity. One can also insure against outright expropriation, acts of civil violence or even 'creeping' nationalization brought about by punitive regulation. American analyzes the perceived risk and its costs and compares that with the cost of obtaining such insurance and, when such costs associated with such risks exceed the costs of insurance coverage therefor, American plans to procure such insurance.
               (g) Portfolio Diversification. Apart from the detailed and comprehensive approach to the specific risks described above, American's fundamental view is that the best long-term approach to managing the risk of investing in the independent power business and foreign utility systems is through diversifying both the type and the location of projects. American recognizes that the risk inherent in any investment cannot be eliminated entirely, even by the most careful approach to project development. Consequently, American is committed to diversifying its investments across countries and regions of the world. American's strategy has been focused on investment opportunities in North America (outside the core regulated business of American), Europe, Latin America, Australia and Asia. American plans to make investments in Exempt Projects to diversify its portfolio of Exempt Projects by country, project type and stage of development.
               Regional diversification is important since historically economic and political instability tends to involve multiple countries in a region. Accordingly, American's board of directors may set limits on investment in specific countries which vary according to an assessment of the country's stability.
               Another element of American's diversification policy is to achieve a balance between so-called 'greenfield' projects and acquisitions of existing facilities and power systems. Greenfield projects involve development and construction of completely new electric facilities, principally generating stations, which present a higher degree of risk due to the length of such development and construction. Funds are expended during the early years of such projects; return on investment is not earned until the project is in operation. Nevertheless, while these projects have higher levels of risk and deferred returns, they are important to American because they generally produce higher rates of return on investment than investments in existing assets and because they lay the foundation for continued earnings growth for American in the future.
               To balance these greenfield project development efforts, American's development efforts target assets to be purchased that are already in operation, either from existing private owners or through privatizations. These acquisitions reduce the risk of American's overall business by producing near-term earnings without significant development or construction risk.
               The result of this balanced portfolio strategy is that American will not be dependent on any single country, regulatory environment or type of asset for its earnings from independent power projects and foreign utility investments.
          (3) Application of Review Process and Risk Factors to Specific Investment Decisions
          American's acquisition activity in China and the United Kingdom provides an illustration of the review process and risk analysis outlined above.
               (a)  Nanyang Project.
               The Nanyang Project was developed and executed by a Resources team with several years' experience in the China electricity market. In September of 1994, Resources was invited to visit Northeast China in connection with a potential development opportunity of a large coal-fired power project. Although those meetings have not yet led to a project there, Resources' personnel have met many times with numerous senior central and provincial level government officials throughout China and sent engineering teams to visit various Chinese design and manufacturing facilities. The Nanyang Project arose as an opportunity from these various contacts.
               Once the preliminary terms of the Nanyang Project were discussed with the Chinese parties, including affiliates of Henan Electric, representing the power bureau for Henan Province, and the City of Nanyang in July 1995, senior management of Resources discussed this matter with the Finance Committee of American's board of directors. This Committee reviewed and approved the conditions for making this investment into China including the maximum dollar commitment for the Nanyang Project. Resources then entered into a series of negotiations with Henan Electric and the City of Nanyang over the next 14 months leading to the signing of the Joint Venture Contract in September 1996.
               Henan Electric is the legal entity responsible for the operation, administration and development of the power industry in Henan Province, which has a population of approximately 90 million. Henan Electric is also part of the Central China Power Grid Network, which coordinates the supply of electricity in the four provinces in Central China (Henan, Hebei, Hubei and Jingxi). Henan Electric is also responsible for monitoring all the major power plant construction projects in Henan Province. Henan Electric owns or controls 13 coal-fired power plants and other major power distribution and administration centers throughout Henan Province.
               Resources sought to minimize operating risks for the Nanyang Project by developing coal-fired generation - a technology with which the American System has existing competencies. Due diligence was carried out by Resources' engineers with experience in coal-fired generation. The risk of changes in the price of fuel is passed through to Henan Electric under the power purchase contract. Henan Electric is responsible for the operations of the Nanyang Project, reducing the operating risk further.
               Construction risks are minimized under a fixed-price construction contract with milestones and performance guarantees (e.g., guaranteed heat rates, availability factors), backed by appropriate levels of liquidated damages, again with Henan Electric. The creditworthiness and 'track record' of Henan Electric was an important consideration. The 20-year power purchase contract with Henan Electric also reduced commercial risks of the project.
               'Political' or country risk was mitigated by partnering with both the City of Nanyang and Henan Electric in this project and ensuring that the project had broad governmental support at every level, including Beijing and Premier Li Peng.
               Although initially the Nanyang Project could not be financed with non-recourse debt, it is the intent of Resources to refinance the loan with long-term non-recourse debt as soon as the capital markets will provide such funding. To facilitate this, the Nanyang Project documentation is in a form Resources believes will be acceptable for an international project financing. To address currency risk, Resources is paid under the power purchase contract in U.S. Dollars.
               (b)  Yorkshire Electricity
               The Yorkshire acquisition was very different from Nanyang. First, it contributed to portfolio diversification because it is located in a different region of the world, has primarily distribution not generation assets and consists of existing operating assets rather than ones under construction. Operating, construction and commercial risks were minimized because Yorkshire Electricity is an existing profitable business with a strong management team.
               Resources engaged in a substantial due diligence effort prior to the acquisition of Yorkshire Electricity. It employed financial and operational personnel from American System companies as well as retaining U.S. and U.K. financial, legal and accounting advisors. It concluded that all relevant risks were adequately mitigated.
               Yorkshire Electricity supplies and distributes electricity to 2.1 million customers in England. Yorkshire Electricity has been licensed under the Electricity Act to distribute and supply electricity in an authorized area. The Office of Electricity Regulations ('OFFER') regulates Yorkshire Electricity and other regional electric companies.
               The distribution of electricity is Yorkshire
Electricity's core business and provides approximately 75% of its profitability. Regulation of the distribution business is subject to an annual rate cap formula based on changes in inflation less an efficiency factor. Regulatory review and reset of the formula is scheduled for 2000. The formula provides a partial price hedge against increased expenses and so helps reduce operating risk. Efficiency gains and cost reductions below the rate cap formula benefit shareholders.
               The supply business in the United Kingdom currently is subject to competition for loads in excess of 100 kw. The business is scheduled to become competitive for all loads in 1998. Yorkshire Electricity currently has the lowest supply prices in the United Kingdom. Yorkshire Electricity purchases electricity in the wholesale market for its supply business and uses hedge contracts to minimize exposure to fluctuating electric prices. Yorkshire Electricity's policy is to substantially hedge its forecasted load by entering into hedging contracts with individual generators.
This mitigates operating risk on the supply side.
               Financial risk was a key area of focus for Resources in acquiring Yorkshire Electricity. First, over 70% of the acquisition price was funded with non-recourse debt. YPG borrowed approximately 1 billion UK pounds (US $1.5 billion) through a nonrecourse loan and revolving facility. Resources' financial risk was then limited to its equity investment.
               Although the acquisition was initially funded with variable rate debt by both YPG and Resources, it is expected that 70%-80% portions of the debt will be refunded with fixed-rate long-term debt in the near future. In anticipation of that refunding, YPG has fixed the interest rate on 60% of the bank facility through interest rate swaps.
               Foreign currency risk has been and will continue to be minimized by borrowing in pounds sterling or if in U.S. Dollars, hedging the conversion rate. For example, the current YPG credit facility is denominated in pounds. In addition, when Resources made its commitment to invest in YPG, it hedged the conversion rate.
               Legal risks were deemed minimal because Resources did not believe that the United Kingdom presented any country specific political risks due to its established legal and regulatory framework.
     D. Potential Investments in Additional Exempt Projects Resources is presently investigating, alone and in conjunction with others, investment opportunities in domestic and foreign power projects and existing foreign utility systems. Most of these ventures should qualify as either EWGs or FUCOs. In particular, several foreign countries are now privatizing state-owned utility systems. Other countries are promoting private investment to construct, own and operate generating plants. Several domestic utilities have indicated that they intend to sell generation assets in the near future.
     American intends to make substantial investments in Exempt Projects, primarily for the following reasons:
          (1) Present projections indicate that the Operating Companies other than APCo and KPCo will continue to fund their operations and their construction expenditures from internal sources of cash and from sales of senior securities and other borrowings for the next five years. In 1996 American made equity infusions in APCo and KPCo totaling $80 million and expects to make additional equity contributions of up to $215 million by 2000. After 1996, American forecasts that these capital investments will be funded through American's retained earnings and other sources, including short-term debt and new common equity of American. Thus, acquisitions of Exempt Projects present American with the opportunity to continue to grow through reinvestment of retained earnings not used for capital infusions in an industry sector in which American has decades of experience, while at the same time diversifying overall asset risk. Because American's intended portfolio will be diversified by region and operating assets, have an increased potential for revenue growth and be less susceptible to adverse effects from any one particular market, American believes that its investments in Exempt Projects will give the American System a larger and more diversified base for raising equity capital in the event that one or more of the Operating Companies requires additional equity capital. Investments in Exempt Projects will help the American System remain competitive as competition increases in the United States electric utility industry and its investments in Exempt Projects will not have a negative effect on its ability to make any additional equity investments in the Operating Companies that may be required in the future.
          (2) American, directly or through Resources, is purposely pursuing investments in utility systems in geographical regions, such as Australia and Europe, which have moved much further than the United States towards deregulation and full competition in both wholesale and retail electricity markets. American believes that the creation and maintenance of value for its shareholders will depend on its ability to successfully operate its core business in the United States as that business becomes subject to increasing competition. American's experience in markets that are already largely deregulated will be critical to the long-term success of its core business. Moreover, the lessons learned from these markets provide American with insights about the market structures that produce efficient and equitable results for consumers and shareholders. These insights will allow American to play a role in shaping the evolution of the electric sector of the United States.
          (3) The actual use of the expanded investment authority cannot be determined at this time. Although the potential opportunities are numerous, until the authority is received, firm commitments cannot be made to the early development of projects.
As a result of various factors, however, it is expected that a majority of the funds will be invested in FUCOs whose principal activities are subject to some sort of price regulation in the local country. These factors include the fact that more of these opportunities appear to be available and that both of Resources current investments are of this type. However, Resources also may consider investments in generation plants which sell their output in a spot price power market as opposed to under long term contracts.
     E.   Proposed Increase in Financing of Exempt Projects
     For the reasons stated above, American and Resources hereby requests that the Commission authorize American to use the net proceeds from the issuance of recourse debt and equity securities and issue Guarantees, each in accordance with and upon the terms of the Financing Orders, in an aggregate amount at any time outstanding which, when added to American's direct and indirect aggregate investment in all Exempt Projects, would not at any time exceed American's consolidated retained earnings. Based on the $363 million of investment in Yorkshire Electricity and the $110 million designated for the Nanyang Project and American's consolidated retained earnings as of September 30, 1997 (approximately $1.591 billion), such limitation would allow financing of investments in additional Exempt Projects of approximately $1.118 billion. The authority requested herein will be sufficient to enable American to make investments in all Exempt Projects it is presently developing, as well as in Exempt Projects that are under investigation at present or that arise in the future.
ITEM 2.   FEES, COMMISSIONS AND EXPENSES
     No fees, commissions or expenses, other than expenses estimated not to exceed $20,000 to be billed at cost by American Electric Power Service Corporation, are to be paid by the Applicants or any associate company in connection with the proposed transaction.
     ITEM 3.   APPLICABLE STATUTORY PROVISIONS
     The proposal herein is subject to Sections 6(a), 7, 12(b), 32 and 33 of the 1935 Act and Rules 45, 53 and 54 thereunder. Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make certain adverse findings under Sections 7 and 12 of the 1935 Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guarantee the securities of any EWG. Giving effect to the proposals contained herein, American will satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, since American is proposing herein that American's aggregate investment may exceed 50% of American's consolidated retained earnings. None of the conditions specified in Rule 53(b) is or will be applicable.
     Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) or (b) of Rule 53 must 'affirmatively demonstrate' that such proposal:
     (a) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and
     (b) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.
     The Commission has performed an analysis of the requirements of Rule 53(c) with respect to an application-declaration filed by The Southern Company ('Southern') in File No. 70-8725 and by Central and South West Corporation ('CSW') in File No. 70-8809. In these application-declarations, Southern and CSW sought almost identical authority to the authority sought by the Applicants hereunder, namely relief from the safe-harbor requirements of Rule 53(a)(1) to allow investments in Exempt Projects in an amount not to exceed its consolidated retained earnings. The Commission granted such authority by issuing its orders making such application-declarations effective on April 1, 1996 (HCAR No. 26501) (the 'Southern Order') and January 24, 1997 (HCAR No. 26653) (the 'CSW Order'). In those orders, the Commission found that Southern and CSW had demonstrated successfully, through the use of certain financial indicators, that investing in Exempt Projects in an amount not to exceed their consolidated retained earnings would not have a substantial adverse impact on the financial integrity of its system. A comparison with American of those financial indicators used by Southern and CSW, considering the size and market position of American relative to Southern and CSW, demonstrates that the financial integrity of the American System is substantially similar to the financial integrity of the Southern and CSW systems. Thus, this Application-Declaration, which seeks substantially the same authority (for American to invest in Exempt Projects in an aggregate amount not to exceed its consolidated retained earnings), is consistent with the rationale of, and the conclusions reached by the Commission in, the Southern and CSW Orders.
     American addresses each of the requirements of Rule 53(c) as follows:
          (1) The use of proceeds from the issuance of debt and equity securities of American to make investments in EWGs (as well as in FUCOs), and the issuance of, or provision for, Guarantees in connection therewith by American, in amounts of up to American's consolidated retained earnings will not have a 'substantial adverse impact' on the financial integrity of the American System.
          The lack of any 'substantial adverse impact' on American's financial integrity as a result of increased levels of investments in Exempt Projects can be demonstrated in several ways, including by analyses of historic trends in American's consolidated capitalization ratios and retained earnings and the market view of American's securities. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and Guarantees by American to finance investments in Exempt Projects exceeding the 50% consolidated retained earnings limitation in Rule 53(a)(1) will not have any 'substantial adverse impact' on the financial integrity of the American System.
          American has a low-cost core electric utility business and is developing an international presence and other diversified businesses that will provide benefits to its core utility business, as well as enhance the potential for substantial long-term earnings growth. American's consolidated retained earnings have grown on average almost 7% per year over the previous three years. American's consolidated capitalization and interest coverage ratios are within industry ranges for A-/BBB+ rated companies. After announcement of the offer to acquire Yorkshire Electricity, the rating agencies reaffirmed these ratings. Finally, the market's assessment of American's prospect for future growth and earnings compares favorably to other electric utility companies and its dividend payout ratio is improving.
               (a) Aggregate investments in Exempt Projects in amounts up to 100% of American's consolidated retained earnings (as defined in Rule 53(a)), which were $1.591 billion as of September 30, 1997, would still represent a relatively small commitment of capital for a company the size of American, based on various key financial ratios at September 30, 1997. For example, investments of this amount would be equal to only 16.0% of American's total capitalization ($9.9 billion), 13.8% of consolidated net utility plant ($11.5 billion), 9.8% of total consolidated assets ($16.2 billion), and 18.5% of the market value of American's outstanding common stock ($8.6 billion). Such percentages are lower than those of Southern as of December 31, 1995 (16.3%, 15.4%, 11.0% and 20.4%,
respectively) and those of CSW as of June 30, 1995 (23%, 23%, 14% and 31%, respectively) described by the Commission in their Orders as 'a relatively small commitment of capital'.
               Taken together with the credit strength of the five major Operating Companies (which are presently rated at the equivalent of BBB+ or higher by the three major credit rating agencies), American's actual consolidated capitalization and interest coverage ratios for 1996 are well within industry ranges set by independent debt rating agencies for BBB+ rated companies, as shown below:
     Actual 1996 Capitalization and Interest Coverage Ratios (Excluding Non-Recourse Project Debt)

     Total Debt/Capital                                50.3%
     Pre-Tax Interest Coverage                          3.6
     Funds from Operating Income Interest Coverage      4.2

     1996 Industry Ratios for BBB+ Rated Investor-Owned Utilities*

                                            High   Average   Low

     Total Debt/Capital                     59.2%   50.4%   41.3%
     Pre-Tax Interest Coverage               3.8     3.1     2.3
     Funds for Operating Income
        Interest Coverage                    5.3     4.1     2.8
     * Source: Moody's Investor Service - Electric Utility Sourcebook, October 1996.

          American's consolidated capitalization ratio as of September 30, 1997 was 45.2% common and preferred equity and 54.8% debt (including approximately $508 million of short term debt). No nonrecourse debt of Exempt Projects is consolidated for financial reporting purposes. This ratio continues to be within industry ranges set by independent debt rating agencies for BBB+ rated companies.
               (b) American's consolidated retained earnings have grown on average almost 7% per year over the previous three years. Consolidated retained earnings increased $56 million during 1994, a 4.4% increase; by $84 million during 1995, a 6.3% increase; by $138 million during 1996, a 9.8% increase; and by $45 million during the first three-quarters of 1997, a 2.9% increase.
               (c) The market's assessment of American's future growth and earnings also compares favorably to other electric utility issuers in the 1994 to present time frame. This can be shown by comparison of price-earnings and market-to-book ratios, both of which show a significant strengthening when compared with the electric utility industry average in that period. These measures indicate investor confidence in American's ability to deliver shareholder value.
                                                            Twelve
                                                            Months
                                                            Ended
                            1993    1994    1995    1996    9/30/97

P/E Ratio:
American                    13.7    12.1    14.2    13.1    13.7
Electric IndustryFN4        14.0    11.7    13.8    12.4    13.4

FN4 Average of Standard & Poor's 26 Electric Power Company Index as reported by Goldman Sachs Public Utility Survey, November 1997, Table 29.


Market-to-Book Ratio:
American                    165%    144%    174%    169%    185%
Electric IndustryFN5        167%    136%    140%    145%    N/A

FN5  Goldman Sachs Selected Electric Industry Statistics, July 1997, Table
     16.


               (d) In recent years, American's dividend payout ratio (percentage of earnings paid out in dividends), has been slightly above the electric utility industry average, but has been improving.
                                                            Twelve
                                                            Months
                                                            Ended
                            1993    1994    1995    1996    9/30/97

American Payout Ratio %:    88.8*   88.6    84.1    76.5    72.1**
Electric Industry %FN6      78.5    79.5    75.7    74.1    N/A

FN6 Goldman Sachs Selected Electric Industry Statistics, July 1997, Tables 11 and 12.


*    Restated to eliminate the disallowance of Zimmer Generating
     Station costs.
** Restated to eliminate the extraordinary loss from the windfall profits tax on Yorkshire Electricity.

               (e)  None of the conditions described in paragraph
(b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any American associate company; (2) American's consolidated retained earnings, as previously indicated, have increased in recent years; and (3) to date, American has not reported an 'operating loss' attributable to its Exempt Projects.
               SFAS 121 requires a listing of all assets of a utility that a company plans to write down and take as a loss. American presently has no assets listed pursuant to SFAS 121.
Based on American's current knowledge, no assets with respect to any Exempt Project presently owned (directly or indirectly) by American are expected to be placed on such list pursuant to SFAS
121. Finally, no associate Exempt Project has ever defaulted under the terms of any financing document. None of the circumstances described in Rule 53(b) has occurred. American undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) occurs during the authorization period.
               In the general election held in the United Kingdom on May 1, 1997, as was expected, the Labour Party won control of the government with a considerable majority. Prior to the general election, the Labour Party had announced, and Resources was aware, that, if elected the Labour Party would impose a windfall profits tax on certain industries in the United Kingdom, including certain privatized business entities. On July 2, 1997, the one-time windfall profits tax was introduced in the Labour Party's Budget and on July 31, 1997, it became law. The windfall tax liability for Yorkshire Electricity is estimated to be 135 million pounds sterling ($221 million). The tax will be payable in two equal installments with the first in December 1997 and the second installment a year later. American expects that Yorkshire Electricity will have sufficient cash resources to pay the tax without the need for additional long-term borrowings or equity contributions from Resources.
               American's $110.6 million share of the windfall profits tax was recorded as an extraordinary loss in the third quarter. Nonetheless, the net loss attributable to American's investment in EWGs and FUCOs for 1997 should not exceed 5% of American's consolidated retained earnings as at December 31, 1997. Therefore, the conditions of Rule 53(b)(2) and (3) should continue to be satisfied.
               (f)  Numerous financial indicators show the
financial strength of American. For example, American's earnings per share and return on equity were $3.14 and 13.2%, respectively, for the year ended 1996 and $2.85 and 12.4%, respectively, for the year ended 1995.
          (2) The proposed increased use of financing proceeds to invest in Exempt Projects will not have an 'adverse impact' on any of American's Operating Companies, their respective customers, or on the ability of the seven State commissions having jurisdiction over one or more such Operating Companies to protect such Operating Companies or such customers.
          The conclusion that the Operating Companies and their customers will not be adversely impacted by increased levels of investment by American in Exempt Projects is well supported by (i) analyses of the Operating Companies' financial integrity (including ability of the Operating Companies to issue senior securities);
(ii) the modest need for equity capital from American foreseen for the next five years (as discussed in Subsection (2)(c) of this Item
3); (iii) continuing compliance with other applicable requirements of Rule 53(a); and (iv) the proven effectiveness of State commission oversight together with the affirmation by the State commissions of Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia that they have authority and jurisdiction, and will exercise such authority, to protect ratepayers in their respective state from any adverse impact. The State commissions can set the cost of capital for electric utilities by comparison with selected groups of domestic utilities, which may exclude any utilities with adverse impacts due to foreign investments or EWGs. Therefore, the States have the authority and the mechanism to prohibit any adverse effects on the cost of capital due to investments in Exempt Projects from being passed on to ratepayers. American has complied and will continue to comply with the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.
               (a)  All of American's investments in Exempt
Projects are, and in the future should remain, segregated from the Operating Companies. The Operating Companies are, and are currently expected in the future to remain, insulated from the direct effects of investments by American in Exempt Projects. No Operating Company owes indebtedness or has extended credit or sold or pledged its assets directly or indirectly to any Exempt Project in which American owns any interestFN7, FN7 It should be noted that Section 33(f), with a minor exception, prohibits State regulated public utilities from financing investments in FUCOs, and Section 33(g) prohibits outright any pledge or encumbrance of utility assets by a State regulated public utility for the benefit of any associate FUCO.


no Operating Company intends to do so in the future, and any losses that may be incurred by such Exempt Projects would have no effect on domestic rates of any Operating Company (because of the Applicants' undertaking not to seek recovery in rates). American represents that it will not seek recovery through higher rates to the Operating Companies' utility customers in order to compensate American for any possible losses that it may sustain on investments in Exempt Projects or for any inadequate returns on such investments.
               (b) Debt (including short-term debt) ratios of the major Operating Companies are consistent with industry averages for A/BBB+ rated electric utilities. The current industry average for BBB+ electric utilities is approximately 50%.FN8

FN8  Source: Moody's Investors Services.


Debt as % of Capitalization   1992    1993    1994    1995    1996

APCo                           52%     51%     53%     53%     53%
CSPCo                          55%     58%     55%     57%     55%
I&M                            52%     49%     48%     48%     47%
KPCo                           58%     60%     60%     59%     59%
OPCo                           48%     45%     44%     46%     42%

Due to a reduction in debt ratios attributable largely to projected growth in retained earnings, debt ratios of the Operating Companies should steadily decline, moving from an average of 51% in 1996 to 49% by the year 2000.
               (c) Additional investments in Exempt Projects will not have any negative impact on the Operating Companies' ability to fund operations and growth. Present projections indicate that the Operating Companies other than APCo and KPCo will continue to fund substantially all of their construction expenditures from internal sources of cash and from sales of senior securities and other borrowings for the next five years. American anticipates making equity infusions in APCo and KPCo of up to $215 million by 2000. Based on these projections, the Operating Companies will be able to fund their operations and growth and still improve their debt ratios as indicated above.
               Operating Companies - Construction Expenditures: actual (1992-1996) and projected (1997) expenditures, including Allowance for Funds Used During Construction ($million):
              1992    1993    1994    1995    1996    1997
               629     628     642     601     578     672

Percent internally generated:

              1992    1993    1994    1995    1996
               63%    139%     83%    101%    142%

American presently estimates that, for the five year period of 1997-2001, the estimated cash flow from operations will be sufficient to fund aggregate projected construction expenditures.
               (d) The major Operating Companies' ability to issue debt and equity securities in the future depends upon earnings coverages at the time such securities are issued; that is, they must comply with certain coverage requirements designated in their mortgage bond indentures. The Operating Companies should have more than adequate earnings coverages for financing requirements in the foreseeable future.FN9
FN9 September 30, 1997 indenture earnings coverages for the Operating Companies range from about 3.64 to 8.41, in each case well above the required coverages of 2x.


               (e) The major Operating Companies' coverages have generally been within the A and BBB+ ranges set by the major rating agencies in recent years. The Operating Companies continue to show adequate financial statistics as measured by the rating agencies (pre-tax interest coverage, debt ratio, funds from operations to debt, funds from operations interest coverage, and net cash flow to capital expenditures).
                          DEBT RATINGS

S&P Rating:                   1993    1994    1995    1996    Current

APCo                          A-      A-      A-      A-      A-
CSPCo                         BBB+    BBB+    A-      A-      A-
I&M                           BBB+    BBB+    BBB+    BBB+    BBB+
KPCo                          BBB+    BBB+    BBB+    BBB+    BBB+
OPCo                          A-      A-      A-      A-      A-


Moody's Rating:               1993    1994    1995    1996    Current

APCo                          A2      A2      A2      A3      A3
CSPCo                         Baa2    Baa2    Baa1    A3      A3
I&M                           Baa1    Baa1    Baa1    Baa1    Baa1
KPCo                          Baa1    Baa1    Baa1    Baa1    Baa1
OPCo                          A3      A3      A3      A3      A3


Duff & Phelps Rating:         1993    1994    1995    1996    Current


CSPCo                         BBB     BBB+    BBB+    A-      A
I&M                           BBB     BBB+    BBB+    BBB+    N/A
KPCo                          BBB+    BBB     BBB     BBB     N/A
OPCo                          A       A       A       A       A


                        PREFERRED STOCK RATINGS

     S&P Rating:                   Current

     APCo                           BBB+
     CSPCo                          BBB+
     I&M                            BBB
     OPCo                           BBB+


     Moody's Rating:               Current

     APCo                           baa1
     CSPCo                          baa1
     I&M                            baa2
     OPCo                           baa1


     Duff & Phelps Rating:         Current

     APCo                           BBB+
     CSPCo                          BBB+
     I&M                            n/a
     OPCo                           BBB


               In addition, the rating agencies consider the Operating Companies to have relatively favorable competitive positions, with Standard & Poor's ranking them 'somewhat above average' business position. See Standard & Poor's Global Sector Review, November 1996. Fitch Investors Service's Competitive Indicator scores for the Operating Companies are 2.30, 2.38, 2.65,
2.60 and 2.45 for APCo, CSPCo, I&M, KPCo and OPCo, respectively, relatively favorable as compared to the average score of 2.73. See Fitch Report on American Electric Power, October 14, 1996. (A lower score indicating relatively less vulnerability to competition.)
               American does not believe that investments made in Exempt Projects have negatively affected the first mortgage bond ratings of its Operating Companies, APCo, CSPCo, I&M, KPCo and OPCo. Upon announcement of the acquisition of Yorkshire Electricity, the credit ratings of the Operating Companies were affirmed by Moody's, Standard & Poor's and Duff & Phelps. In a separate action at that time, Duff & Phelps downgraded the preferred stock of APCo and OPCo, but the downgrade is not reflective of either recent financial performance or the participation of American in the bid to acquire Yorkshire Electricity. See Exhibit C-2. None of the ratings of the Operating Companies have been downgraded as a result of investments by American in an EWG or FUCO.
               (f) American has complied and will continue to comply with the requirements of Rule 53(a)(2) regarding preparation of and making available books and records and financial reports regarding Exempt Projects.
               (g) American has complied and will continue to comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of Operating Company employees in connection with providing services to Exempt Projects. Increased levels of investment in Exempt Projects are not anticipated to have any impact on utilization of Operating Company employees. The Operating Companies have not and will not increase staffing levels or acquire other resources to support the operations of Exempt Projects. Project development, management and home office support functions for the Exempt Projects are largely performed by American Electric Power Service Corporation, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by Resources. Accordingly, Resources' need for the support of personnel provided by the Operating Companies has been and is expected to remain relatively modest.
               (h) In the opinion of American and Resources, the seven State commissions of Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia having jurisdiction over the Operating Companies are able to protect utility customers within their respective states. The State commissions have not raised objections to American's current investments in Exempt Projects. FN10 Section 33(c) (2) provides that the State commissions may make recommendations to the Commission regarding a registered holding company's relationship to FUCOs, and that the Commission shall 'reasonably and fully consider' such recommendations.


To provide the Commission with added assurances, American met with each of the State commissions having jurisdiction over the Operating Companies and requested each to provide the Commission with a letter certifying that such State Commission has jurisdiction over certain Operating Companies and that such State commission will protect ratepayers from any adverse effect or costs that might result from American's investments in Exempt Projects.
               American and its affiliates have been subjected to
numerous audits by this Commission and the Federal Energy Regulatory Commission, and it is assumed both staffs will participate in future audits. Audits by the Commission have not raised 'significant' questions. Rule 54 provides that the Commission, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an Exempt Project, or other transactions by such registered holding company or its subsidiary other than with respect to Exempt Projects, shall not consider the effect of the capitalization or earnings of any subsidiary which is an Exempt Project upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. If the transactions contemplated hereby are consummated and American's aggregate investment in Exempt Projects exceeds 50% of its consolidated retained earnings, the provisions of Rule 53(a) will not be satisfied. The Applicants have included in this Application-Declaration certain reporting requirements that are intended to enable the Commission to monitor the impact of the transactions for which authority is sought hereby. The Applicants believe that such reporting requirements will assist the Commission in its determinations concerning the effect of Exempt Projects on other transactions for which American will require authorization.
ITEM 4.   REGULATORY APPROVAL
     The issuance and sale of securities by American and the use of the proceeds thereof to acquire or guarantee the securities of any Exempt Project are not subject to the jurisdiction of any State commission or of any federal commission other than this Commission. American has complied with the requirements of Rule 53(a)(4) by submitting a copy of this Application-Declaration to the public utility commissions in Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia. American and the Operating Companies have discussed the request for further investment authority set forth in this Application-Declaration with each of the seven State commissions having jurisdiction over one or more such Operating Companies.
ITEM 5.   PROCEDURE
     It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting, and permitting to become effective this Application-Declaration be issued forthwith. American waives any recommended decision by a hearing officer of or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, becomes effective forthwith. American consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or order in this matter, unless the Office opposes the matter covered by this Application-Declaration.
     American proposes to file, within 60 days after the end of the applicable quarter, a quarterly report pursuant to Rule 24, commencing with the report for the quarter ending June 30, 1998, which contains the following information:
          (i) a computation in accordance with Rule 53(a) (as modified by the Commission's order in this proceeding) of American's aggregate investment in all Exempt Projects;
          (ii) American's cumulative aggregate investment in all Exempt Projects expressed as a percentage of total capitalization, net utility plant, total consolidated assets and market value of common equity, all as of the end of such quarter;
          (iii) Consolidated capitalization ratios as of the end of such quarter, with consolidated debt to be inclusive of all short-term debt and non-recourse debt of Exempt Projects to the extent normally consolidated under applicable financial reporting rules;
          (iv) The market-to-book ratio of American's common stock at the end of such quarter;
          (v) An analysis of the growth in consolidated retained earnings which segregates earnings growth attributable to Exempt Projects as a whole versus all other subsidiaries of American; and
          (vi) A breakdown in revenues and net income of each of the Exempt Projects for the 12-months then ended.
     American proposes to file a single report under Rule 24 which combines the foregoing information with the information required pursuant to Rule 24 in File No. 70-8429 (HCAR No. 26200, dated December 22, 1994, and HCAR No. 26516, May 10, 1996).
ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
     The following additional exhibits are filed in Item 6:
Exhibit A-1    Letter of the Indiana Utility Regulatory
               Commission (previously filed)

Exhibit A-2    Letter of the Kentucky Public Service Commission
               (previously filed)

Exhibit A-3    Opinion and Order of the Michigan Public Service
               Commission (previously filed)

Exhibit A-4    Letter of The Public Utilities Commission of Ohio
               (previously filed)

Exhibit A-5    Letter of the Tennessee Regulatory Authority
               (previously filed)

Exhibit A-6    Letter of the Virginia State Corporation Commission
               (previously filed)

Exhibit A-7    Letter of the Public Service Commission of West
               Virginia (previously filed)

Exhibit B-1    Pro forma financial statements (previously filed)

Exhibit B-1-1  American Financial Statements at September 30, 1997

Exhibit B-2    American Capitalization Summary as of June 30, 1997
               (previously filed)

Exhibit B-2    American Capitalization Summary as of September 30,
               1997

Exhibit B-3    American Quarterly Report on Form 10-Q for the
               Quarter ended June 30, 1997 (SEC File No. 1-3525) is incorporated by reference herein.

Exhibit C-1    Rating Agency Announcements re Yorkshire
               Electricity (previously filed)

Exhibit C-1-1  Rating Agency Announcements re Yorkshire
               Electricity

Exhibit C-2    Rating Agency Announcements re American and
               Operating Companies (previously filed)

Exhibit C-3    Ratings of United Kingdom Regional Electric
               Companies

Exhibit G      Proposed Notice (previously filed)

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS
     It is believed that the proposed transactions will not have any environmental effects which would require an environmental impact statement under Section 102(c)(2) of the National Environmental Policy Act. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions."

                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER COMPANY, INC.
                    AEP RESOURCES, INC.


                    By__/s/ A. A. Pena__________________
                                Treasurer


Dated:  February 24, 1998